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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Silicon Mountain Holdings, Inc.

Full Name of Registrant
Z-Axis Corporation

Former Name if Applicable

4755 Walnut Street

Address of Principal Executive Office (Street and Number)
Boulder, Colorado 80301

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Because of recent activities and challenges encountered by Silicon Mountain Holdings, Inc. (the “Company”) in connection with the operation of its business, the Company’s Accounting Department has been unable to complete its preparation of the Company’s financial statements, and therefore the Form 10-KSB could not be timely filed without unreasonable effort or expense.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Juan Perez	(303)	938-1155
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report an increase in revenue of approximately $5.7 million from $21.8 million for the twelve months ended December 31, 2006 to $27.5 million for the twelve months ended December 31, 2007. In addition, the Company expects to report a net loss of approximately $2.6 million for the year ended December 31, 2007, compared to a net loss of approximately $0.7 million for the year ended December 31, 2006. This increase in revenue is due in part to the fact that the Company only earned revenue from its subsidiary Vision Computers, Inc. (“Vision”), which it acquired in September 2006, for three months during the year ended December 31, 2006, whereas it earned revenue from Vision for the entire twelve-month period for the year ended December 31, 2007. The increase in the Company’s net loss resulted primarily from the increase in interest expense from the debt the Company incurred to finance its acquisition of Vision, and from increases in infrastructure costs for operations and general and administrative matters, including the costs of being a publicly reporting company.

SILICON MOUNTAIN HOLDINGS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2008	By	/s/ Rudolph (Tré) A. Cates

Rudolph (Tré) A. Cates, III, President and Chief Executive Officer